COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

April 16, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Registrant”)

Columbia Mortgage Opportunities Fund

(the “Fund”)

Post-Effective Amendment No. 104

File No. 333-131683 /811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on March 27, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Columbia Mortgage Opportunities Fund

Comment 1:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses table is blank. Please send the completed table with the response letter.

Response:	The completed Annual Fund Operating Expenses table is as follows:

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Classes I, R4, R5, W and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.75%		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	1.00	%(b)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I	Class R4	Class R5	Class W	Class Z
Management fees(c)	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.00%	0.00%	0.00%	0.25%	0.00%
Other expenses(d)	0.52%	0.52%	0.32%	0.52%	0.37%	0.52%	0.52%
Total annual Fund operating expenses	1.34%	2.09%	0.89%	1.09%	0.94%	1.34%	1.09%
Less: Fee waivers and/or expense reimbursements(e)	(0.34%)	(0.34%)	(0.29%)	(0.34%)	(0.29%)	(0.34%)	(0.34%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.00%	1.75%	0.60%	0.75%	0.65%	1.00%	0.75%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months of purchase, as follows: 1.00% if redeemed within 12 months of purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge applies to redemptions within one year of purchase, with certain limited exceptions.
(c)	Management fees are based on estimated amounts for the Fund’s current fiscal year.
(d)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.
(e)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until September 30, 2015, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.00% for Class A, 1.75% for Class C, 0.60% for Class I, 0.75% for Class R4, 0.65% for Class R5, 1.00% for Class W and 0.75% for Class Z.

Comment 2:	The description of the contractual expense cap arrangements in footnote (e) to the fees and expenses table states that certain fees and expenses are excluded from the calculation of net operating expenses for purposes of implementing the expense cap arrangements. Is the list of excluded fees and expenses identified in the parentheses complete?

Response:	The list of excluded fees and expenses identified in the footnote effectively summarizes the excluded fees and expenses. Later in the prospectus, under “Management of the Fund – Primary Service Providers – Expense Reimbursement Arrangements,” the excluded fees and expenses are described in greater detail.

Comment 3:	Please state the terms and conditions under which the Investment Manager will be allowed to recoup from the Fund previously waived fees or expenses previously reimbursed by the Investment Manager.

Response:	There are no recoupment arrangements currently in place that permit recoupment of fees waived during a prior period.

Comment 4:	Please confirm that the contractual fee waiver/expense reimbursement agreements described in the Annual Fund Operating Expenses table will not be in effect for shorter than one year from the effective date of the Fund’s registration statement.

Response:	The expense reimbursement arrangement for the Fund will be in effect for at least a year after the effective date of the Fund’s registration statement.

Comment 5:	The Principal Investment Strategies sections state in the first sentence that the Fund may invest in mortgage-related assets. Please confirm these assets include mortgage-related securities.

Response:	The Fund’s investments will include mortgage-related securities and instruments that are permissible investments for registered investment companies.

Comment 6:	The Principal Investment Strategies sections state that the Fund may invest in mortgage-backed securities issued by non-governmental entities. Please confirm what the credit quality standard is for these securities. If there are not any, disclose that the Fund may invest in bonds that, at the time of purchase, are rated below investment grade or are unrated but determined to be of comparable quality (commonly referred to as “high yield securities” or “junk bonds”).

Response:	The Principal Investment Strategies sections include the following sentence: “The Fund may invest in securities that, at the time of purchase, are rated below investment grade or are unrated but determined to be of comparable quality (commonly referred to as “high yield securities” or “junk bonds”).”

Comment 7:	The Principal Investment Strategies sections state that the Fund may invest in derivatives. Explain how these securities will be counted in the 80% test.

Response:	When determining compliance with the 80% policy, the Fund will include the notional value or market value, as appropriate, of forward contracts (including those on mortgage-backed securities in the “to be announced” (TBA) market), dollar rolls, options, futures and swap agreements.

Comment 8:	Please confirm that, if the Fund is to invest in credit default swaps, the Fund will cover the full notional value of the swap.

Response:	For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. For bilateral CDS where the Fund is the buyer of protection and the Fund does not hold the underlying security, the Fund will cover the market value of the underlying position minus any collateral on deposit. For bilateral CDS where the Fund is the buyer of protection and the Fund holds the underlying security as an offset, the Fund will cover the market value of the underlying position minus the notional amount of the swap minus any collateral on deposit. For CDS that are centrally cleared, the Fund will cover the daily marked-to-market obligation (i.e, the daily net liability) minus any margin on deposit with the exchange.

Comment 9:	Please confirm that the Registrant is aware of SEC Concept Release Use of Derivatives by Investment Company under the Investment Company Act of 1940 (IC-29776) and potential changes to the SEC staff position stated in Release No. IC-10666 related to coverage and segregation of assets in regards to total return swaps.

Response:	The Registrant confirms it is aware of SEC Concept Release Use of Derivatives by Investment Company under the Investment Company Act of 1940 (IC-29776) and potential changes to the SEC staff position stated in Release No. IC-10666.

Comment 10:	The Principal Investment Strategies sections note that the Fund invests in derivatives. Confirm that the disclosure is consistent with the Staff guidance set forth in the July 30, 2010 letter from Barry Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, Esq., General Counsel of the Investment Company Institute regarding derivatives-related disclosure by investment companies.

Response:	We believe the description of the Fund’s principal investment strategies and risks relating to investments in derivative instruments conforms to the approach described in the Barry Miller Letter to the ICI.

Comment 11:	We note that the Fund may take short positions. Please confirm supplementally that any interest expense from short positions will be included in the Fund’s fee and expense table.

Response:	So confirmed.

Comment 12:	The Principal Investment Strategies sections state that the Fund may invest in Rule 144A securities. The Staff views privately issued mortgages constitute an industry for the purposes of concentration.

Response:	The Registrant acknowledges the Staff’s position.

Comment 13:	The Principal Risk sections include a large number of derivatives risks. Please confirm all of these risks are necessary and that the Fund intends to use all of them to execute its strategy.

Response:	We have reviewed the derivatives risk disclosure and believe it is appropriate for the Fund.

Comment 14:	The Principal Risk sections include foreign securities risk. Please confirm such investments are a principal investment strategy of the Fund.

Response:	Foreign securities investments will not be a principal investment strategy of the Fund therefore the foreign securities risk has been deleted from the Principal Risk sections.

Comment 15:	The Citigroup 1-Month U.S. Treasury Bill Index is identified as the Fund’s benchmark in the Performance Information section. Please explain the appropriateness of this Index as the benchmark.

Response:	The Citigroup 1-Month U.S. Treasury Bill Index is representative of the performance of one-month Treasury bills. The index is a broad-based index that is appropriate to the investment strategy of the Fund because the Fund seeks to generate absolute returns across different types of market environments.

Note that the Fund intends to add the following language in the Portfolio Holdings Versus the Benchmarks call out box: In addition, the value of the Fund’s investments may be significantly more volatile than the value of the securities comprising the Fund’s benchmark. In each case, the Fund may be exposed to greater risk of loss than a direct investment in the securities comprising the Fund’s benchmark.

Comment 16:	The More Information About the Fund section states investment policy with respect to 80% of the Fund’s net assets may be changed by the Board of Trustees without shareholder approval as long as shareholders are given 60 days advance written notice of the change. Is the Fund’s Investment Objective fundamental? If so, state the notice policy.

Response:	The Fund’s Investment Objective is not fundamental and there is no notice policy.

Comment 17:	In the Investment Manager section of the More Information About the Fund – Primary Service Providers section, please specify the time period covered by the shareholder report where the discussion regarding the basis for the Board approving the investment management services agreement will be available.

Response:	The date of the report will be included.

Comment 18:	A large number of pages labeled “Notes” were included in the Fund’s prospectus. Please confirm why there are so many.

Response:	The Notes pages within the Fund’s prospectus serve as intentionally left blank pages to ensure the total page count of the prospectus is divisible by four for printing purposes. The maximum number of Notes pages the Fund’s prospectus will include is three.

Statement of Additional Information

Comment 19:	For the concentration policy, acknowledge that the Fund will be aware of the concentration policies of other funds in which the Fund invests.

Response:	The following language will be included in the SAI: “The Fund will consider the concentration policies of any underlying funds in which it invests when evaluating compliance with its concentration policy.”

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust II

5